

Mail Stop 3233

June 6, 2018

Via Email
Mr. Marc Fox
Chief Financial Officer
Ladder Capital Corp
345 Park Avenue
New York, NY 10154

> **Re:** **Ladder Capital Corp**
> **Form 10-K**
> **Filed February 28, 2018**
> **File No. 001-36299**

Dear Mr. Fox:

We have reviewed your May 9, 2018 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2018 letter.

Note 4. Mortgage Loan Receivables, page 141

1. We note your response to comment 1. As previously requested, tell us the valuation methodology used to value the underlying collateral for your impaired loans. The valuation technique(s) and the inputs used in the fair value measurement, as well as any change in valuation technique from period to period, should be disclosed in future filings in accordance with ASC 820-10-50-2.bbb. Please provide us with your proposed disclosure.

2. Please clarify the length of time the borrower of the loans in question is required to remit monthly payments of $92,400 to you and how this impacted your impairment analysis.

3.   We note the valuation analysis provided confidentially as Exhibit B. Please tell us in detail how the values for each period were calculated, including a more robust explanation of any changes in value from period to period.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities